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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

21/F, Block D The Place Tower
No. 9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1100
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        N/A

 Incorporation by Reference

        This Form 6-K, including Exhibit 99.1 hereto, is being incorporated by reference into the registrant's Post-Effective Amendment No. 10 to Form S-4 on Form F-3 Registration Statement, to be filed with the Securities and Exchange Commission on or around October 22, 2010 (File No. 333-153492).

 Exhibit Index

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of Funtalk China Holdings Limited for the three months ended June 30, 2010

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited
	By:	/s/ Kim Chuan ("Jackie") Leong
Name: Kim Chuan ("Jackie") Leong Title: Chief Financial Officer
Date: October 22, 2010

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Incorporation by Reference
Exhibit Index
SIGNATURE